FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

VIZSLA RESOURCES CORP.
Suite 1001, 1030 West Georgia Street
Vancouver, BC V6E 3B9

Item 2.	Date of Material Change

July 30, 2020

Item 3.	News Release

The news release was issued on July 30, 2020 and was disseminated Cision PR Newswire and filed on SEDAR.

Item 4.	Summary of Material Change

Vancouver, British Columbia (July 30, 2020) - Vizsla Resources Corp. (TSX-V: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that it has closed the bought deal private placement announced on July 9, 2020.

Item 5.	Full Description of Material Change

The Company announced today that it has closed the bought deal private placement (the "Brokered Offering") announced on July 9, 2020.

Pursuant to the Brokered Offering, the Company issued a total of 16,043,000 units (the "Units") of the Company at a price of C$1.87 per Unit for gross proceeds to the Company of $30,000,410, which includes the exercise in full of the Underwriters' over-allotment option. Each Unit consists of one common share in the capital of the Company and one common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder thereof to purchase one common at a price of C$2.40 for a period of 24 months following the closing date.

Eric Sprott, through 2176423 Ontario Ltd., a corporation that is beneficially owned by him, acquired 5,348,000 Units under the Brokered Offering for total consideration of C$10,000,760. "We are pleased to see Mr. Sprott take such a meaningful stake in the Company to welcome investment from other key strategic and institutional investors. We have approximately $34,000,000 in cash and are fully funded for continuous exploration drilling for the next two years. The Company now has four drill rigs turning on the underexplored Panuco silver district. Vizsla will now look to drill over 31,000 metres in 2020," stated Michael Konnert, Chief Executive Officer of the Company.

The Brokered Offering was completed through a syndicate of underwriters led by Canaccord Genuity Corp. and which included PI Financial Corp., Haywood Securities Inc. and Sprott Capital Partners LP (together, the "Underwriters"). In consideration for the services provided by the Underwriters in connection with the Brokered Offering, on closing the Company paid to the Underwriters a cash commission equal to 6% of the gross proceeds raised under the Brokered Offering and issued broker warrants of the Company to the Underwriters, exercisable at any time on or before July 30, 2022, to acquire that number of common shares in the capital of the Company which is equal to 6% of the number of Units sold under the Brokered Offering at an exercise price of C$1.87.

Concurrently with the Brokered Offering, the Company also completed a non-brokered private placement (the "Non-Brokered Offering" and, together with the Brokered Offering, the "Offering") pursuant to which it issued a total of 240,000 Units for gross proceeds of $448,000. The Units issued pursuant to the Non-Brokered Offering have the same terms and conditions as the Units issued pursuant to the Brokered Offering. The Company paid a cash finder's fee equal to 3% of the gross proceeds of the Non-Brokered Offering.

The securities issued pursuant to the Offering have a hold period of four months and one day from closing, expiring on December 1, 2020.

The Company intends to use the net proceeds of the Offering to advance the Panuco project, as well as for working capital and general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "1933 Act") or under any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act, as amended, and applicable state securities laws.

Prior to the Offering, Mr. Sprott did not own or control any shares of the Company. As a result of the Brokered Offering, Mr. Sprott beneficially owns or controls 5,348,000 common shares and 5,348,000 common share purchase warrants representing 6.06% of the issued and outstanding common shares of the Company on a non-diluted basis and 11.42% on a partially diluted basis. The securities were acquired by Mr. Sprott, through 2176423 Ontario Ltd., for investment purposes. Mr. Sprott may acquire additional securities the Company including on the open market or through private acquisitions or he may sell securities of the Company including on the open market or through private dispositions in the future depending on market conditions, reformulation of plans and/or other relevant factors that Mr. Sprott considers relevant from time to time. A copy of 2176423 Ontario Ltd.'s related early warning report will appear on the Company's profile on SEDAR (www.sedar.com) and may also be obtained by calling Mr. Sprott's office at (416) 945- 3294 (200 Bay Street, Suite 2600, Royal Bank Plaza, South Tower, Toronto, Ontario M5J 2J1).

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5 hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Michael Konnert Chief Executive Officer and President

Item 9.	Date of Report

July 30, 2020